Mail Stop 4561

June 25, 2009

William W. Smith, Jr.
President and Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia, Suite 200
Aliso Viejo, California 92656

>   **Re: Smith Micro Software, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed on March 10, 2009**
>   **Form 10-K/A for the fiscal year ended December 31, 2008**
>   **Filed on April 29, 2009**

Dear Mr. Smith:

        We have reviewed your response letter dated June 17, 2009 in connection with
the above-referenced filing and have the following comments.

Form 10-K for the fiscal year ended December 31, 2008

General

1.   We note that your counsel, on behalf of the company, provided the
        acknowledgments we requested in your response to our letter dated May 28,
        2009. Please note that the representations should come directly from the
        company. In your next response, please provide the representations directly from
        the company.

Form 10-K/A for the fiscal year ended December 31, 2008

Item 11. Executive Compensation

Base Compensation, page 6

2.   In response to comment 6, you state that the individual salary adjustments for the
        named executive officers "were not objectively determined, but instead reflect the
        Compensation Committee's judgment with respect to each officer's contributions
        and the other factors cited in the disclosure" and that you are unable to
        "specifically attribute individual contributions or changes in job responsibilities to

specific decisions." Please confirm that you will include similar disclosure, as applicable, in future filings.

<u>Cash Bonus Awards, page 7</u>

3.   We note your response to comment 7 that in future filings you will disclose the relative weighting of each performance objective used by the compensation committee for setting cash bonus awards, and will clarify how the cash bonuses for each named executive officer was calculated. Please provide us with any proposed revisions to your disclosure.

4.   We note your response to prior comment 8 that Messrs. Sperling and Elliott's specific performance objectives were tied to the successful integration of the company's acquisition of PCTEL. In your response letter, please provide us with more detail about Messrs. Sperling and Elliott's specific performance objectives. Please identify each of the objectives and explain how performance against each objective was evaluated. Please tell us if quantitative targets were established for any of the objectives and, if there were, please disclose those targets.

*   *   *   *   *

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you require further assistance you may me at (202) 551-3456. If, thereafter, you require additional assistance, you may contact Barbara Jacobs, Assistant Director at (202) 551-3730.

Sincerely,

Matthew Crispino
Staff Attorney

cc: <u>Via facsimile at (213) 457-8080</u>
Allen Z. Sussman
Reed Smith LLP